EXCLUSIVE REPRESENTATION AGREEMENT

This Representation Agreement is made on executed, signed Effective Date between Red Shovel Inc, 17440 Dallas Parkway, Ste. 202, Dallas TX 75287, a Texas Corporation, and Blender Bites LTD,_with a principal place of business located at 800-1199 West Hastings Street Vancouver, BC, Canada V6E 3T.

WHEREAS, Red Shovel provides food brokerage services to manufacturers and sellers of food products throughout the United States and other parts of the world, including providing snack foods and food products; and

1.1. Mutual Agreement. Red Shovel is hereby designated as the Exclusive Broker for sale of the Blender Bites LTD Product to companies within the airline industries, including commercial, charters, and caterers, who provide foods to consumers.

1.2. Representation. Red Shovel will promote the Blender Bites LTD Product by means consistently usedin the marketing and sale of food products to companies within the airline industries. Further, inquiries from companies within the airlines industries shall be directed to Red Shovel.

1.3. Orders. Red Shovel will solicit orders for the Product. All orders will be submitted through Red Shovel to Blender Bites LTD or appointed purchaser in purchase order format. Blender Bites LTDinvoices shall be payable Net 30 from the date of delivery of ordered Product.

1.4. Pricing. Red Shovel will contact Blender Bites LTD each time we present a program to the airline industry. Blender Bites LTD will be responsible for approving and setting pricing and further agrees it will only quote through Red Shovel. Pricing must be agreed upon prior to accepting a purchase order.

1.5. Commission. Red Shovel shall be paid a commission in the amount of five percent (5%) of the collected sales price of the Product.

1.6. Term. The term of this Agreement shall be two (2) years. This Agreement automatically renews at the end of the term for a period of two years. In the event of termination of Agreement, "Name of Company" agrees that Red Shovel shall, for the period of up to two (2) years beyond the Term of this Agreement, be paid its five percent (5%) commission on all sales to customers to whom the Product was sold by Red Shovel during the Term of this Agreement.

BLENDER BITES LTD
800-1199 West Hastings Street
Vancouver, BC, Canada V6E 3T

Signature: ___Jessica Evan
Jessica Evans

Name: Jessica Evans

Title: Director, Marketing & Brand

Date: 10/11/2021

RED SHOVEL INC

Name: Jeremy Bolanz

Title: President

Date: "Date" 11/12/2021